FILM SUPPLY AGREEMENT

between

Rapak LLC (“Buyer”)

and

CTI Industries Corporation (“Seller”)

December 20, 2002

FILM SUPPLY AGREEMENT

THIS FILM SUPPLY AGREEMENT (“Agreement”) is made effective as of December __, 2002, by and between CTI Industries Corporation, an Illinois corporation (“Seller”), and Rapak, LLC, an Illinois limited liability company (“Buyer”).

RECITALS

A.  Seller is a supplier of laminated film embossed using Buyer’s embossed chill roll and manufactured to Buyer’s Specifications (as defined below) (“Film”) and is willing and able to supply Buyer's requirements in the United States, Canada and Mexico for such Film subject to the terms and conditions set forth in this Agreement.

B.  Buyer is willing to purchase from Seller its requirements for Film in the United States, Canada and Mexico.

C.  Seller is manufacturing Film for Buyer in connection with Buyer’s production and sale of bags and/or pouches and/or packages (including form fill seal packages) with dispensing valves and/or fitments.

D.  The parties desire to establish the terms and conditions under which Buyer will order and purchase Film from Seller, and Seller will sell and deliver Film to Buyer.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt of which is hereby acknowledged by both parties hereto, the parties hereto agree as follows:

AGREEMENT

1.  Definitions

1.1  “Affiliate” means, with respect to a specified Person any Person that, directly or indirectly, through one or more intermediaries, alone or through an affiliated group, controls, is controlled by, or is under common control with such Person.

1.2  “Change of Control” means (i) a sale, exchange or other disposition to an Independent Third Party or Independent Third Parties pursuant to which such Independent Third Party or Independent Third Parties acquire (whether by sale, merger or otherwise) 51% or more of the issued and outstanding capital stock of the Seller, (ii) an Independent Third Party individually acquires or Independent Third Parties collectively acquire the right, subsequent to the commencement of this Agreement, to appoint a majority of the directors to the board of the Seller or otherwise acquires or acquire de facto management and control of the Seller (iii) a sale of all or substantially all of the Seller’s assets (other than sales in the ordinary course of business); provided, however, that a merger or sale of all or substantially all of the business and assets of Seller, or a sale of stock of Seller in which the purchaser shall acquire 51% or more of the issued and outstanding stock of Seller, in which (i) the surviving entity or purchaser shall assume the obligations of Seller under this Agreement and (ii) the purchaser shall not be engaged in the manufacture or sale of bags (including but without limitation bag-in-box applications) and/or pouches and/or packages (including form fill seal packages for any liquid applications) , with dispensing valves and/or fitments, which compete at the relevant time with the business and/or customers of Buyer (“the Field”), shall not constitute a Change of Control.

1.3  “Independent Third Party” means any person who, is neither a Party nor an Affiliate of either of the Parties.

1.4  “Party” means either Buyer or Seller and “Parties” shall be construed accordingly.

1.5  “Person” means and includes any individual, corporation, partnership, association, limited liability company, trust, estate, or other entity.

1.6  “Specifications” means the Film specifications set forth on Schedule 1.6 attached hereto or as varied by agreement between Buyer and Seller from time to time.

2.  Sales and Purchase of Film.

2.1  Sale and Purchase. Subject to the provisions of this Agreement, Seller agrees to sell and supply to Buyer and its Affiliates, and Buyer or its Affiliates agree to purchase from Seller, not less than Sixty-five Percent (65%) of all of Buyer’s requirements for Film used during the term of this Agreement for the manufacture, conversion or processing of certain products as set out in Recital C in the United States, Canada and Mexico, whether or not such manufacture, conversion or processing is by Buyer or any other Party. Notwithstanding the foregoing, this Agreement does not specify a minimum quantity of Film to be purchased by Buyer or its Affiliates, nor does this Agreement obligate Buyer or its Affiliates to purchase any quantity of Film. The purchase of Film pursuant to this Agreement will be by purchase order (each a “Purchase Order”) issued from time to time by Buyer or its Affiliates

2.2  Forecasts; Maximum Quantity. Buyer will provide Seller one month prior to the commencement of each calendar quarter with forecasts of demand on a quarterly basis projecting the estimated amount of demand for the twelve (12) month period following the date of such forecast (the “Rolling Forecasts”). The Parties acknowledge and agree that the Rolling Forecasts are intended solely for the purpose of assisting Seller in its planning and procurement of materials. Seller shall respond to the Rolling Forecasts within ten (10) business days by providing the Buyer with a detail of the impact on the utilization of Seller’s Egan laminator as used currently for manufacture of the Film or any additional or replacement laminators installed during the term of this Agreement (the “Laminator”) in relation to the capacity of the Laminator and with a written response setting out the maximum quantities which it is able to supply to Buyer for the period covered by the Rolling Forecast. Buyer will respond promptly and not later than five (5) business days with a written commitment of its demand for the quarter and its Purchase Order coverage. If the Buyer requires quantities of Film in excess of its written commitment during the quarter, Seller will use its best commercial efforts to manufacture such amounts of Film. The Parties hereby acknowledge and agree that the Buyer shall receive “most favored nation” status from the Seller with regard to the utilization of the Laminator’s capacity. For purposes hereof, “most favored nation” shall mean that the supply requirements of the Buyer under written Purchase Orders to Seller shall take precedence over the requirements of any and all other customers of the Seller which might involve the use of the Laminator; excluding commitments to customers by Seller under purchase orders received by Seller from such customers prior to the date of applicable written Purchase Orders from Buyer.

2.3  Inventory. Seller hereby agrees to maintain an inventory of Film at all times equal to an average of six (6) weeks’ consumption of Film by Buyer and its Affiliates as determined by the most recent quarterly forecast.

2.4  Other Territories. Seller hereby agrees to assist the Buyer in (i) the selection of and (ii) the provision of technical support for alternative sources of supply of Film acceptable to Buyer in its sole discretion in North America and other territories designated by the Buyer. To that end, Seller undertakes to enter into licensing arrangements upon reasonable terms to enable competent third parties to manufacture Film at the request of Buyer in accordance with the following principles: (a) The alternative source nominated in North America shall be licensed for the duration of this Agreement on a royalty free basis; (b) Sources nominated outside North America shall pay a royalty of 1% to Seller based on the net sales value of Film supplied thereunder (subject to (d) below); (c) Seller will use its best endeavours to prosecute to grant and maintain at its own cost US patent application Serial No 10/042,955 filed on January 8, 2002 (“Patent Application”) (Buyer to provide reasonable assistance as appropriate); (c) Seller will use its best endeavours to prosecute to grant and maintain applications at its own cost based on the Patent Application in each of Australia, New Zealand, China, Japan and Europe and any other jurisdictions reasonably requested by Buyer; (e) All licenses granted by Seller will prohibit the third party manufacturer from supplying Film to third parties competing with Buyer in the Field.

2.5  Scope of Agreement. All Film purchased by Buyer from Seller during the term of this Agreement shall be subject to the terms of this Agreement.

2.6  Sale to Other Companies. Seller agrees that during the term of this Agreement and any renewal term, Seller shall not sell Film to any company engaged in the Field. For the avoidance of doubt Seller will not sell Film to Liquibox Corporation, Scholle, Parrish Manufacturing, CDF, Arena or Shield Packaging or any of their Affiliates or to any other manufacturer or seller of bag-in-box bags without the prior written approval of Buyer.

3.  Term of Agreement; Termination.

3.1  Term. This Agreement will commence on the date first set forth above, and except as otherwise provided in this Agreement, shall continue for a fixed period until October 31, 2005 (the “Term”). This Agreement shall continue thereafter for further fixed periods (“renewal periods”) each of one year’s duration. During the first two renewal periods, Buyer only may terminate by giving Seller no less than 90 days’ prior written notice to expire on the first or second anniversary date of the expiry of the Term. Thereafter, either party shall be entitled to terminate this Agreement by giving the other Party no less than 90 days’ prior written notice to expire on the anniversary date of the expiry of the Term.

3.2  Termination. Notwithstanding the provisions of Section 3.1 this Agreement may be terminated at any time immediately upon written notice in the following circumstances:

(a)     by either Party upon the occurrence of an Event of Default (as defined herein in section 15.1) with respect to the other Party; or,

(b)     by Buyer in the event of a Change of Control with respect to Seller.

3.3Post-Termination Obligations. Notwithstanding anything contained herein to the contrary, upon expiration or termination of this Agreement, at Buyer’s option, Seller shall diligently and timely complete the shipment of all Film ordered by Buyer prior to expiration or termination and shall submit same to Buyer in accordance with the agreed upon shipment and/or delivery dates. Expiration or termination of the Agreement shall not affect any obligation arising or to be performed prior thereto.

4.  Prices and Terms of Payment.

4.1  Initial Pricing. The initial pricing for Film to be purchased under this Agreement shall be as set forth in Schedule 4.1 attached hereto.

4.2  Changes in Pricing. The pricing for Film to be purchased hereunder shall be adjusted as described below to reflect changes in raw material costs. Pricing for Film shall only be adjusted in the event there is a change of at least five percent (5%) (increase or decrease) in the cost of the raw material element of the total cost of producing Film. The model of raw material costs within the total cost of producing Film is set forth on Schedule 4.1 attached hereto along with an example of this change of pricing mechanism. Any such adjustment to price shall become effective two (2) months from the date of written notification by the Seller to the Buyer of such change in raw material costs. If, at any time during the Term, Buyer receives an offer from a third party supplier to purchase Film of like grade or quality in the same country at a lower price, or on more favorable terms and conditions than provided for in this Agreement, including any rebates, bonuses, discounts, free goods or other allowances which offer shall (i) include all of terms for the benefit of Buyer provided herein and (ii) a commitment for the term provided herein , Buyer will provide Seller with written notice of such superior offer. Seller shall have fifteen (15) days after receipt of such notice to match such lower price and/or more favorable terms and conditions presented in such superior offer. In the event Seller fails to match the terms of such superior offer, Buyer may purchase Film from such third party supplier, and the quantity of Film required to be purchased by Buyer as a minimum as set out in 2.1 shall be reduced.

4.3  Improvement in Pricing. Throughout the Term, Seller and Buyer agree to use reasonable, ongoing efforts to achieve a collective reduction of the total supply chain costs as measured on an annual basis. “Total supply chain costs” represent both Seller's and Buyers costs. In an attempt to collectively reduce total supply chain costs, Seller agrees to: (i) establish annual cost reduction objectives, (ii) evaluate cost reduction proposals and set cost reduction priorities, (iii) assign resources and assure accountability for cost reduction procedures, and (iv) manage and monitor the progress and performance of achieving the cost reductions. Any direct material cost reductions realized by Seller, other than raw materials cost reductions as dealt with in section 4.2 hereof, will be immediately passed on to Buyer as a price reduction. Additionally, all other savings shall be split equally among Buyer and Seller.

4.4  Terms. Payment terms for undisputed amounts owed hereunder are two percent (2%) discount for payment within 10 days, net forty-five (45) days after the later of Buyer’s receipt of the Film or Buyer’s receipt of Seller’s invoice. All applicable bills of lading and shipping notices will be forwarded with Seller’s invoice. Seller’s invoice will specify Buyer’s Purchase Order number. All amounts remaining due from Buyer to Seller with respect to Film purchased and delivered hereunder more than forty-five (45) days after the date of receipt of the Film by Buyer shall bear interest at the higher rate of either a flat 6% per annum or 3% per annum above the Bank of America base rate from time to time, until paid; provided, however, that interest shall not accrue with respect to any amount which is disputed, in good faith, by Buyer.

4.5  Claims. Buyer will notify Seller of any claims with respect to any Film shipped to Buyer within ninety (90) days from the date of Buyer’s receipt thereof.

4.6  Taxes. Unless otherwise stated in writing by Seller, all prices quoted will be exclusive of all national, federal, state, local or any other governmental use, sales, excise, occupational, property (ad valorem) and similar taxes or duties now in force or enacted in the future. Whenever possible, Seller will apply for and take advantage of any and all available tax exemptions. If, however, any such tax, fee or charge of any nature whatsoever is imposed on the transaction, such tax will be paid by Buyer in addition to the prices quoted or invoiced. If Seller is required to pay any such tax (other than any federal, state or local income tax), fee or charge at the time of sale or thereafter, Buyer will promptly reimburse Seller after Seller provides Buyer with evidence of the amounts paid.

4.7  Credits. Amounts owed to Buyer due to rejections of Film, or discrepancies on paid invoices will be, at Buyer’s option, fully credited against future invoices payable by Buyer, or paid by Seller within thirty (30) calendar days from Seller’s receipt of a debit memo or other written request for payment from Buyer.

5.  Shipping.

5.1  Shipping. Buyer reserves the right to designate means of shipping, which will be as stated on the Purchase Order. All Film ordered by Buyer or its Affiliates shall be shipped to a Buyer facility designated by Buyer or to some other location designated by Buyer or its Affiliates in writing. Risk of loss and title to Film shall transfer to Buyer or its Affiliates at the time of delivery to the location specified by Buyer in the purchase order for such Film subject in all cases to Buyer’s rights of inspection and acceptance pursuant to Section 8 hereof.

5.2  Shipping Delays. In the event that Film ordered by Buyer has not been delivered to Buyer or to the designated location, as applicable, within five (5) business days after the delivery date specified in a Purchase Order under normal delivery conditions (which delivery date when ex stock shall be not less than two days after the date of the Purchase Order for deliveries to Romeoville and not less than five days after the date of the Purchase Order for deliveries to Union City) or, if no delivery date is specified in the Purchase Order no later than thirty-five (35) days following the issuance of the Purchase Order Buyer shall have the right, without limiting its other remedies hereunder, to cancel the order for the undelivered Film without liability. If Seller shall fail to deliver Film ordered by Buyer within 35 days after the date of Purchase Order and such failure shall not be excused pursuant to Section 20.2 hereof, Buyer Shall be entitled to purchase similar Film from alternate suppliers in quantities up to those ordered from and not delivered by Seller, and to obtain reimbursement from Seller of the cost differential between the cost of purchasing Film from Seller and from purchasing Film from alternate suppliers, including additional shipping and handling costs. If Seller delivers an order to Buyer or to the designated location after the order has been rightfully canceled by Buyer, Buyer shall have the right to refuse to accept such order, and shall not be responsible for any transportation or other charges incurred in connection with Seller’s delivery or return of the Film. The remedies provided herein for delay or nonperformance by Seller shall be the sole and exclusive remedies of Buyer for such delay or nonperformance.

5.3  Rejection of Shipped Film. Buyer reserves the right to reject and return, at Seller’s expense, Film delivered in excess of the quantity ordered.

6.  Purchase Orders.

6.1  Orders for Film. Buyer will order Film for delivery pursuant to this Agreement by submitting Purchase Orders in writing. Each Purchase Order will contain, for each category of Film ordered, the description, quantity, date for delivery or performance, destination, and total price. Seller will have five (5) days after receipt of a Purchase Order to reject the Purchase Order; provided, however, that Seller shall only be entitled to reject a Purchase Order in the event the capacity on the Laminator is exhausted under most favored nation (as described in Section 2.2). By not rejecting the Purchase Order within five (5) days, Seller will be deemed to have accepted the Purchase Order. Acceptance by Seller is limited to the provisions of this Agreement and the Purchase Order. No additional or different provisions proposed by Seller will apply. Seller will not ship any Film to Buyer without prior receipt of a Purchase Order.

6.2  Lead Time. Seller acknowledges that time is of the essence under this Agreement. As such, Seller shall provide all deliveries to Buyer on time and in full, unless otherwise mutually agreed upon in writing.

6.3  Terms and Conditions of Sale; Precedence. Each Purchase Order issued under this Agreement will be made part of, and be incorporated into, this Agreement. Unless otherwise specifically agreed to in writing between Buyer and Seller, the terms and conditions of this Agreement will take precedence over the Buyer’s standard terms and conditions, and this Agreement will govern any purchase and sale of Film pursuant to this Agreement, notwithstanding any contrary terms and conditions in the printed portion of any specific Purchase Order form or any of the Seller’s sales acknowledgments.

6.4  Delays. Seller will notify Buyer immediately if, at any time, it appears that the delivery schedule set forth on the Purchase Order may not be met. Such notification will include the reasons for any anticipated delay (including, but not limited to, the reasons set forth in Section 20.2, force majeure) and the proposed revised delivery date.

6.5  Buyer’s Rights Upon Delivery. Film which is delivered in advance of schedule without authorization in writing from Buyer may, at Buyer’s option (i) be returned to Seller at Seller’s sole risk and expense (including freight charges and Buyer’s handling fee), (ii) be accepted by Buyer with payment withheld by Buyer until the date that the Film was actually scheduled for delivery, or (iii) be placed in storage, at Seller’s sole risk and expense, until the delivery date specified under Buyer’s delivery schedule.

7.  Quality Assurance, Acceptance Testing.

7.1  Inspection and Testing. All Film will be subject to inspection and testing by Buyer at reasonable times and places. If any inspection or test is made on the premises of Seller or Seller’s supplier, Seller, without additional charge, will provide all reasonable facilities and assistance for the safety and convenience of the inspectors in the performance of their duties. All inspections and tests on the premises of Seller or its supplier will be performed in such a manner as not to unduly delay the work of Seller or its suppliers.

7.2  Seller Quality Control. Seller will provide and maintain an inspection and process control system covering the Film, and shall retain and maintain all records relating to the Film. Records of all inspection work done by Seller will be kept complete and will be made available to Buyer during the performance of this Agreement and for three (3) years or such longer periods as may be specified in a specific order. Such records shall include, but are not limited to, test sheets for each batch of Film that is provided to Buyer.

8.  Inspection of Shipments.

8.1  Inspection. Film purchased hereunder is subject to Buyer’s final inspection and approval notwithstanding the receipt of any Film by Buyer or payment therefor. If Film is rejected, it will be held subject to Seller’s direction and returned at Seller’s expense. Causes for rejection include, but are not limited to, (i) Film does not conform to Specifications or other terms set forth in the Purchase Order , or (ii) Film is of inferior quality or workmanship, as determined in Buyer’s reasonable discretion, or Seller has otherwise breached any of the warranties contained in Section 10 hereof. Upon Seller’s receipt of the rejected Film, one of the following courses of action shall be taken in Buyer’s sole discretion: (i) Seller shall promptly send replacement Film to Buyer, at no additional cost to Buyer, F.O.B. Buyer’s designated facility; or (ii) Seller shall promptly credit or refund (at Buyer’s sole option) Buyer for the full purchase price of the rejected Film.

8.2  Failure to Inspect. Any failure by Buyer to inspect any particular shipment of Film shall neither preclude Buyer from exercising its rights and remedies under this Section 8 with respect to any subsequent shipments nor be deemed a waiver of Buyer’s rights under this Agreement, with respect to the shipment in question or any other shipment.

9.  Country of Origin, Export Authorization.

9.1  Certificates of Origin. Seller will provide a separate certificate of origin, providing the country of manufacture, for all Film delivered to Buyer. Assuming no changes, the certificate will be considered valid for future releases against the same Purchase Order or this Agreement for up to one (1) year from the date of such certification. At the end of the year, or upon a change in the country of origin, Seller will immediately issue a new certificate. Buyer must at all times have accurate information regarding the country of origin of all Film purchased pursuant to this Agreement.

9.2  Export Requirements. Unless otherwise agreed to by Seller in writing, Buyer will assume all responsibility for obtaining any required export authorizations necessary to export from the United States any Film purchased pursuant to this Agreement or technical data or documents to be supplied pursuant to this Agreement by Seller. Buyer will not re-export Film or technical data or documentation supplied by Seller, directly or indirectly or through others, or the product of such data, except in compliance with U.S. Export Administration Regulations.

10.  Warranties.

10.1  Title. Seller warrants it shall deliver good and absolute title to the Film, free and clear of any and all liens or encumbrances, and further warrants that it has the right to convey the Film and that the Film is free of all defects in title, liens and encumbrances.

10.2  Defects. Seller warrants and represents that all Film sold pursuant to this Agreement will be free from defects in design, workmanship and materials. Seller’s liability under this Section 10.2 shall include, but not be limited to, replacing any non-conforming Film and refunding any amounts paid by or lost by Buyer in respect of such Film, at Buyer’s sole option.

10.3  Specifications Seller hereby represents and warrants to Buyer that the Film will conform to applicable Specifications, drawings, samples, and descriptions referred to in this Agreement . Seller further represents and warrants to Buyer that the Film sold under this Agreement is of such quality as would pass without objection in the trade and is fit for the ordinary purposes for which such goods are used and is of even kind, quality and quantity within each unit and among all units involved.

10.4  Intellectual Property.

(a) The Seller owns or has the right to use pursuant to license, sublicense, agreement or permission all Intellectual Property (as defined below) necessary or desirable for the manufacture and sale of Film.

(b) The Seller shall not interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of any third party as a result of or in connection with the manufacture or sale of Film.

(c) For purposes hereof, “Intellectual Property” means the entire right, title and interest in and to all proprietary rights of every kind and nature, including patents, copyrights, trademarks, mask works, trade secrets and proprietary information, all applications for any of the foregoing, and any license or agreements granting rights related to the foregoing (i) subsisting in, covering, reading on, directly applicable to or existing in the Film; (ii) that are owned, licensed or controlled in whole or in part by the Seller; (iii) that are used in or necessary to the development, manufacture or testing of the Film.

10.5  Delivery. Seller hereby represents and warrants to Buyer that all Film ordered by Buyer shall be delivered in accordance with the specifications and standards stipulated by Buyer in accordance with this Agreement and with all federal, state and local laws and regulations applicable to the Film.

10.6  Survival. These warranties will survive any inspection, delivery, payment, and termination of this Agreement, and the benefit thereof will run to Buyer, its Affiliates and their respective customers, successors, and assigns.

10.7   Remedies. Buyer’s sole and exclusive remedy with respect to any breach of warranty hereunder shall be (i) the replacement by Seller of any defective or non-conforming Film supplied by Seller, or, at Buyer’s election, reimbursement or credit to Buyer for the purchase price thereof and (ii) recovery of Damages in an amount not to exceed $5,000,000 per occurrence or $6 million in the aggregate in any one year. In no event shall Seller be liable or responsible to Buyer for any lost profits, incidental, consequential, or exemplary loss or damage. Seller shall return to Buyer all Film as to which a claim of breach of warranty is made. “Damages” shall mean and include any actual loss or damage to property suffered by Buyer or any injury or death to any person caused by any breach of warranty hereunder.

11.  Equipment; Embossed Chill Roll.

11.1  Chill Roll. Buyer agrees to supply Seller with an embossed chill roll exclusively for use in manufacturing the Film. The Parties hereby acknowledge and agree that the embossed chill roll shall remain the sole property of the Buyer.

11.2  Maintenance. Seller agrees to maintain the embossed chill roll such that the Film complies with Buyer's Specifications for the Film for Buyer’s benefit. Seller agrees to repair the embossed chill roll as necessary so as to enable the Film supply and inventory requirements. Such repairs shall be made at Seller's expense. Seller further agrees to procure comprehensive general liability insurance in relation to the embossed chill roll at Seller’s expense and provide at Buyer’s request a certificate of insurance to Buyer.

11.3  Replacement. Buyer agrees to have available an additional embossed chill roll at the end of the embossed chill roll's economic life. In the event that the Agreement is terminated, Seller agrees to return the embossed chill roll in good working condition (fair wear and tear excepted) to Buyer within five (5) business days of accumulating Film as required of the Seller in accordance with Section 3.3 herein.

12.  Insurance. Seller warrants to Buyer that it shall maintain Products Liability insurance in force at all times during the term of this Agreement in an amount of $1 million per occurrence, $2 million in the aggregate per annum together with umbrella and/or Commercial Catastrophe Liability coverage in the amount of $4 million per occurrence and in the aggregate per annum. Seller shall name Buyer as an additional insured under its policy. Seller shall provide Buyer with a certificate of insurance, evidencing compliance with this Section 12 within thirty (30) days of the execution by both Parties of this Agreement, shall maintain the insurance as required herein at all times during the term and any renewal term of this Agreement. In the event of the termination or cancellation of the insurance provided for herein, Seller shall provide notice thereof to Buyer within ten days after receiving notification of such termination or cancellation.

13.  Indemnity.

13.1  Indemnity by Seller. Seller will at all times be deemed to be performing as an independent contractor and not as an agent or employee of Buyer. The acts and omissions of Seller’s employees and agents and subcontractors of any tier will be deemed to be those of Seller. Seller will indemnify, defend and hold harmless Buyer and its directors, officers, employees, agents, employees, successors and assigns (“Buyer Indemnified Parties”) from and against any and all liability, damages, losses, claims, demands, judgments, reasonable costs and expenses of every nature and kind (“Losses”) by reason of injury to or death of any person or damage to or destruction of property to the extent arising out of the negligent, wrongful or tortuous acts or omissions of Seller, its employees, subcontractors or agents in performance under this Agreement; provided that the aggregate amount which Seller may be obligated to pay pursuant to this Section 13.1 with respect to any act or omission, shall not exceed the sum of One Million ($1,000,000) Dollars. Seller shall also indemnify, defend and hold harmless the Buyer Indemnified Parties for any and all Losses arising out of, related to, or in connection with a breach by the Seller of the representations and warranties contained in Section 10.4 hereof; provided, however, that the indemnification provided shall be solely with respect to Damages (as that term is defined in Section 10.7 hereof) and the amount of such indemnification shall not exceed the sum of $5,000,000 per occurrence or $6,000,000 in the aggregate for acts or omissions occurring in any one year. Seller will not, however, be responsible for any such losses, liabilities, claims, judgments, costs, demands and expense caused by the sole negligence or willful misconduct of Buyer, its directors, officers or employees.

13.2  Indemnity by Buyer. Buyer will at all times be deemed to be performing as an independent contractor and not as an agent or employee of Seller. The acts and omissions of Buyer’s employees and agents and subcontractors of any tier will be deemed to be those of Buyer. Buyer will indemnify, defend and hold harmless Seller, its directors, officers, employees, agents, employees, successors and assigns from and against any and all Losses by reason of injury to or death of any person or damage to or destruction of property arising out of the negligent, wrongful or tortuous acts or omissions of Buyer, its employees, subcontractors or agents in performance under this Agreement; provided that the aggregate amount which Buyer may be obligated to pay pursuant to this Section 13.2 with respect to any one, or a series of related acts or omissions, shall not exceed the sum of One Million ($1,000,000) Dollars. Buyer will not, however, be responsible for any such losses, liabilities, claims, judgments, costs, demands and expense caused by the sole negligence or willful misconduct of Seller, its directors, officer or employees.

13.3  Indemnification Procedure.

(a) A Party making a claim for indemnification under Section 13.1 or 13.2 (“Claim”) shall give notice to the indemnifying Party of such Claim, but the failure to notify the indemnifying Party will not relieve the indemnifying Party of any liability that it may have to any indemnified Party, except to the extent that the indemnifying Party demonstrates that the defense of such action is prejudiced by the indemnifying Party’s failure to give such notice.

(b) If any Claim is made against an indemnified Party and such indemnified Party gives notice to the indemnifying Party of such Claim, the indemnifying Party will be entitled to participate in the defense of such Claim and, if the indemnified Party consents (which consent may not be unreasonably withheld), assume the defense of such Claim. If the indemnifying Party assumes the defense of a Claim, (i) it will be conclusively established for purposes of this Agreement that the claims made in that Claim are within the scope of and subject to indemnification; (ii) no compromise or settlement of that Claim may be effected by the indemnifying Party without the indemnified Party’s consent (which consent may not be unreasonably withheld) unless (A) there is no finding or admission of any violation of law or any violation of the rights of any Person and no effect on any other Claims that may be made against the indemnified Party, and (B) the sole relief provided is monetary damages that are paid in full by the indemnifying Party; and (iii) the indemnifying Party will have no liability or future additional expense with respect to any compromise or settlement of such Claim effected without its consent. If notice is given to an indemnifying Party of a Claim and the indemnifying Party does not, within twenty (20) days after the indemnified Party’s notice is given, give notice to the indemnified Party of its willingness to assume the defense of such Claim, provided there is no dispute whether such Claim is within the scope of and subject to indemnification, the indemnifying Party will be bound by any determination with respect to said Claim or any compromise or settlement effected by the indemnified Party.

(c) Notwithstanding the foregoing, if an indemnified Party determines in good faith that there is a reasonable probability that a Claim may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the indemnified Party may, by notice to the indemnifying Party, assume the exclusive right to defend, compromise, or settle such Claim, but the indemnifying Party will not be bound by any determination of a Claim so defended or any compromise or settlement effected without its consent (which consent may not be unreasonably withheld).

14.  Confidential Data and Disclosures.

14.1  Confidentiality. Each Party (the "Receiving Party") agrees for the term of this Agreement and thereafter to keep confidential and not use for its own benefit or disclose to any other person or entity (other than employees of such Parties and their Affiliates who need to know such information in connection with the performance of this Agreement, which employees shall be notified of and bound by such confidentiality obligations) (i) the existence of, and the terms and provisions of, this Agreement, and (ii) any information concerning the business or affairs of the other Party or its Affiliates or customers. The Receiving Party will not, without prior written consent from the Party disclosing information under this Agreement (the “Disclosing Party”), disclose to any person or use for its own benefit any such information. This undertaking by Receiving Party will survive termination of this Agreement. Receiving Party will take all necessary precautions to ensure that all of its employees and employees of its subcontractors treat such material and information as confidential and do not divulge such material. All material provided to Receiving Party remains the property of Disclosing Party and will not be reproduced in any manner except as required for performance of this Agreement.

14.2  Exclusions. The Parties agree that the Receiving Party will have no obligations with respect to information which (i) is previously known to it or is independently developed by or for it; (ii) is or falls into the public domain through no wrongful act of the Receiving Party; (iii) is approved for release by the written authorization of the Disclosing Party; or is released by the Disclosing Party without restriction; or (iv) is required to be disclosed by law provided, however, that where practicable or possible not less than ten (10) days’ prior written notice is given to the Disclosing Party before such disclosure is made.

15.  Default.

15.1  Event of Default. Upon the occurrence of an Event of Default, either Party may avail itself of any and all remedies at law or in equity or otherwise including, without limitation, the right to terminate this Agreement by written notice to the other Party or to cancel any affected Purchase Order(s) without any charge, obligation or liability whatsoever, except as to the payment for services satisfactorily completed and/or for Film already received and accepted by Buyer. For the purposes of this Agreement, an Event of Default shall be deemed to have occurred:

(a) in the event one of the Parties is in breach or default of any term, condition or covenant of its Agreement or any Purchase Order placed pursuant to this Agreement and such breach or default has continued for a period of sixty (60) days after the giving of written notice to the Party in breach; provided, however, that, failure by Buyer to pay any amount allegedly due under any Purchase Order that is the subject of a good faith dispute will not be deemed to be a breach or default by Buyer; or

(b) in the event of a Party’s Bankruptcy, defined for the purposes of this Agreement as (i) an assignment for the benefit of creditors, (ii) the filing of a voluntary petition in bankruptcy, (iii) an adjudication of bankruptcy or insolvency, (iv) the filing of a petition or answer seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation (other than a solvent reorganisaton which has the prior approval of the other Party), (v) the filing of an answer or other pleading admitting or failing to contest the material allegations of a petition filed against any Party hereto in any bankruptcy proceeding, (vi) a Party seeking, consenting to or acquiescing in the appointment of a trustee, receiver or liquidator of all or any substantial part of the Party’s properties, or (vii) the failure to dismiss, within sixty (60) days after its commencement, any proceeding against such other Party seeking reorganization, arrangement composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation.

16.  Arbitration.

16.1  Agreement to Arbitrate. Unless Buyer formally requests a different approach to dispute resolution, which Seller undertakes to consider and respond to in a reasonable manner, the Parties agree that any dispute, controversy or claim arising out of or relating to this Agreement, or to the interpretation, performance, breach or termination thereof, shall be resolved by binding arbitration under the Commercial Rules and Regulations of American Arbitration Association (“AAA”), as amended from time to time. The arbitration will be conducted in the City of Chicago, Illinois, unless the Parties agree in writing to another location. The appointing authority will be the AAA. The number of arbitrators will be three (3), who shall constitute the “Arbitral Panel”.

16.2  Notice of Arbitration. The arbitration will begin on the date on which a notice of demand for arbitration (“Notice of Demand”) is delivered in accordance with the terms of Section 20.5 hereof to the responding Party (the “Respondent”) at the address appearing for such Party in Section 20.5 hereof by the Party asserting a claim (the “Complainant”). The Notice of Demand shall include the following and any other information required by the AAA: (a) a demand that the dispute be submitted to arbitration; (b) the names and domiciles of the Parties; (c) a reference to this Agreement and this arbitration provision; (d) a description of the alleged failure to perform an obligation under this Agreement and of the petitions and amounts claimed.

16.3  Certain Procedures; Confidentiality. The Respondent shall respond within fourteen (14) days of the date on which the Notice of Demand was received. If Respondent does not respond to the Notice of Demand within fourteen (14) days of receipt thereof, it will been deemed to have accepted all of the assertions made by the Complainant in the Notice of Demand. The Arbitral Panel will be designated by the AAA within fourteen (14) days following the delivery of the Notice of Demand. Within the seven (7) days next following the end of the fourteen (14) day period for answering the Notice of Demand, the Arbitral Panel will notify the parties as least thirty (30) days in advance of the date on which the hearing will be conducted for purposes of presenting evidence and arguments, indicating the date and time for the hearing. The hearing will be completed within three (3) days of starting, unless the Arbitral Panel determines that a longer period is required. At least fifteen (15) days prior to the date of the hearing, the parties will deliver to the Arbitral Panel: (i) the names and addresses of any witness that they intend to present and an affidavit duly signed by each such witness, which will detail the content of his or her testimony; (ii) the documents that will be submitted at the hearing; and (iii) a description of any other evidence to be presented in the arbitration. The Parties agree to continue performing their respective obligations under this Agreement during the resolution of any dispute regarding the Agreement. All the matters regarding or submitted to the Arbitral Panel during any arbitration proceeding described herein will be treated as “confidential information” and any and all arbitrators will maintain its confidentiality.

16.4  Interim Relief. The Parties expressly agree that prior to the selection of the Arbitral Panel, nothing in this Agreement shall prevent the Parties from applying to a court that would otherwise have jurisdiction for provisional or interim measures. After the Arbitral Panel is selected, it shall have sole jurisdiction to hear such applications, except that the Parties agree that any measure ordered by the Arbitral Panel may be immediately and specifically enforced by a court otherwise having jurisdiction over the Parties.

16.5   Additional Recourse. The Arbitral Panel’s award will be issued no later than ten (10) days after the beginning of the arbitration hearing. The award will be final and binding, without additional recourse, and will be the exclusive remedy of the Parties for all claims, counterclaims, issues or accountings presented or pleaded to the Arbitral Panel. The Arbitral Panel will render its award strictly in accordance with this Agreement and does not have authority to change or diverge from any provision of this Agreement. The Arbitral Panel may impose indemnification measures as part of the award. The arbitral award will (i) be granted and paid in United States Dollars exclusive of any tax, deduction or offset and (ii) include interest from the date the award is rendered until it is fully paid, computed at the rate of ten percent per annum (10%).

16.6  Judgment on Award. Judgment upon the arbitral award may be entered in any court of competent jurisdiction. The parties submit themselves to the exclusive jurisdiction of the courts of the State of Illinois for purposes of enforcing any interim or final award of the Arbitral Panel. Any additional costs, fees or expenses incurred in enforcing the arbitral award shall be charged against the Party that resists its enforcement.

16.7  Expenses of Arbitration; Attorneys’ Fees. In any arbitration proceeding hereunder, each Party shall bear the expenses of its witnesses. All other costs of arbitration, including, without limitation, the fees and expenses of the Arbitral Panel, the cost of the record or transcripts thereof, if any, administrative fees, the attorneys’ fees of the Parties, and all other fees and costs shall be allocated to the Parties to the arbitration as determined by the Arbitral Panel, except that the prevailing Party in such arbitration will be entitled to recover its reasonable attorneys’ fees and expenses.

16.8  Law Applicable. Notwithstanding anything to the contrary contained herein, the law applicable to the validity of this Section 16 regarding arbitration, the conduct of the arbitration, including any resort to a court for provisional or interim remedies, the enforcement of any award and any other question of arbitration law or procedure, shall be the United States Federal Arbitration Act, 9 U.S.C §§ 1, et seq.

17.  Compliance with Laws. The parties will comply with the provisions of all laws and all orders, rules and regulations issued thereunder applicable to this Agreement and performance pursuant to this Agreement. Film will be manufactured, labeled, packaged, sold and shipped in accordance with all applicable laws, orders, rules and regulations.

18.  Legal Relationships. Buyer and Seller each represents and warrants to the other that they have entered into no agreements, nor are subject to any obligations, which prevent them from entering into and performing this Agreement. It is understood and agreed that Buyer and Seller are, and at all times during the effective period of this Agreement will remain, independent contractors. This Agreement will not be construed as creating any relationship between Buyer and Seller’s employees. Seller’s employees will not be entitled as a result of this Agreement to any benefits under any employee benefit plan Buyer presently has in effect or may put into effect, nor will Seller’s employees be considered employees of Buyer for the purpose of any tax or contribution levied by any federal, state or local government. Buyer’s employees will not be entitled as a result of this Agreement to any benefits under any employee benefit plan Seller presently has in effect or may put into effect nor will Buyer’s employees be considered employees of Seller for the purpose of any tax or contribution levied by any federal, state or local government. At no time will either Party represent to any third Party that it is the agent of the other for any reason whatsoever. Buyer and Seller further covenant that no authorization will be given to any employee to act for the other Party. Without limiting the foregoing, Seller and Buyer agree that they will not, during or after the term of this Agreement, represent themselves as acting for the other Party or without the other Party’s name, or advertise its relationship with the other Party without the other Party’s express written consent in each instance.

19.  Waiver of Terms and Conditions, Survival.

19.1  No Waiver. The failure of Buyer or Seller in any one or more instances to insist upon performance of any of the terms and conditions of this Agreement, or to exercise any right or privilege contained in this Agreement or the waiver of any breach of the terms or conditions of this Agreement, shall not be construed as a waiver of any such terms, conditions, rights or privileges, and the same will continue and remain in force and effect as if no waiver had occurred.

19.2  Survival. Either Party’s obligations under this Agreement which by their nature would continue beyond the termination, expiration or cancellation of this Agreement will survive termination, expiration or cancellation of this Agreement including but not limited to Section 10, Warranties; Section 13, Indemnity; Section 14, Confidential Data and Disclosures; and Section 16, Arbitration.

20.  Miscellaneous.

20.1  Authority; No Conflict. Each Party executing this Agreement represents and warrants to the other Parties (i) that it has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and that, upon execution and delivery thereof by other parties, this Agreement will constitute the legal, valid and binding obligation of such Party, and (ii) that the execution and delivery of this Agreement and the performance of the transactions contemplated hereby, will not, directly or indirectly (with or without notice or lapse of time), contravene, conflict with, or result in a violation of any provision of the organizational documents or board or shareholder action of such Party, and (iii) that such Party is not, and will not be, required to give any notice to obtain any consent from any third Party in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated hereby.

20.2  Force Majeure. The Parties will not be considered in default or liable for any failure to perform their obligations under this Agreement if such failure arises out of an act of nature, war, strikes, lockouts, trade disputes, fires, quarantine restrictions, Governmental action or by causes beyond the reasonable control of the Party whose performance is so affected, (the “Affected Party”). The Affected Party will immediately notify the other Party in writing of any such circumstances as promptly as possible after they occur. Any delays in performance of the Affected Party hereunder shall be extended by the amount of time lost due to any such circumstances. Performance hereunder shall resume promptly after the circumstances in question have abated. Should Seller’s inability to perform any such circumstances continue for a period in excess of thirty (30) days, Buyer will not be obligated to purchase, at a later date, that portion of the Film that Seller is unable to deliver because of any such circumstances.

20.3  Severability. If any provision of this Agreement or the application of any such provision to any person or circumstance, is declared judicially to be invalid, unenforceable or void, such decision will not have the effect of invalidating or voiding the remainder of this Agreement, it being the intent and agreement of the parties that this Agreement will be deemed to have been amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is legal and enforceable and that achieves the same objective.

20.4  Assignment. Neither Party will assign this Agreement or any rights, responsibilities, or obligations in this Agreement, without the express written approval of the other. However, Buyer will have the right to assign, all or part of this Agreement, to any Affiliate or in connection with the sale of a controlling interest of Buyer or substantially all of Buyer’s assets.

20.5  Notices. All notices required or permitted by or made pursuant to this Agreement must be in writing and shall be deemed to have been duly given: (i) when delivered by hand; (ii) when sent by facsimile provided that a copy is mailed by Certified U.S. Mail, return receipt requested; (iii) three (3) days after being sent by Certified U.S. Mail, return receipt requested; or (iv) one (1) day after deposit with a nationally recognized overnight, commercial courier service for next day delivery, in each case to the appropriate address and facsimile numbers set forth below (or to such other address or facsimile numbers as a Party may designate by notice to the other Party):

If to Buyer:	Rapak, LLC
727 Oakridge Drive
Romeoville
Illinois 60446
USA
Fax: 815-372-3638

If to Seller:	CTI Industries Corporation
22160 N. Pepper Road
Barrington, IL 60010
Attn: President
Fax: 847-382-1219

20.6  Subject Headings. The subject headings of this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.

20.7  Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

20.8  Governing Law. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Illinois, without taking into account provisions thereof regarding choice or conflict of laws.

20.9  Entire Agreement and Modification. This Agreement and the attachments to this Agreement and made a part of this Agreement sets forth the entire understanding of the Parties with respect to the subject matter of this Agreement and supersedes and merges all prior agreements and understandings, whether written or oral. No amendment, modification or waiver of any provisions of this Agreement or consent to any departure therefrom will be effective unless in writing signed by duly authorized officers or representatives of both parties.

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IN WITNESS WHEREOF, Seller and Buyer have caused this Agreement to be signed as of the date set forth above.

“BUYER”	“SELLER”

RAPAK LLC	CTI INDUSTRIESCORPORATION

By: /s/ John H. Schwan	By: /s/ Stephen M. Merrick

Name: John H. Schwan	Name: Stephen M. Merrick

Title: President	Title: Executive Vice-President

[SIGNATURE PAGE TO FILM SUPPLY AGREEMENT]

LIST OF SCHEDULES

Schedule 1.6  Product Specifications

Schedule 4.1  Seller’s Initial Price